FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CARDERO RESOURCE CORP. (the “Issuer”)
Suite 2300, 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3

Item 2.	Date of Material Change

July 29, 2013

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 29, 2013. The press release was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Marketwire.

Item 4.	Summary of Material Change

The Issuer reports that they have received a demand for payment from secured creditors.

Item 5.	Full Description of Material Change

The Issuer reports that it has received a demand for payment of certain outstanding indebtedness (the “Indebtedness”) to certain affiliates of Luxor Capital Group, LP. (collectively, “Luxor”), secured creditors of the Issuer. Luxor are the holders of senior secured notes of the Issuer (the “Notes”), the issuance of which was announced by the Issuer on April 23, 2013. Cardero Coal Ltd., the Issuer’s wholly-owned subsidiary, was also served with a demand for payment for the Indebtedness in its capacity as guarantor in connection with Notes. The demand is in the amount of $5,668,513.90, and payment is to be on or before August 5, 2013. The default upon which the demand is based is the alleged failure by the Issuer to pay legal costs in the amount of USD 48,136.91 incurred by Luxor in connection with the Notes.

The Issuer disputes that it was provided with proper notice to pay the legal fees, and takes the position that there has therefore been no default and that the demand for payment of the Notes is invalid. Payment of the outstanding legal fees has been made. The Issuer will resist any attempts by Luxor to enforce payment based on the alleged default, including by appropriate legal action.

Notwithstanding that the Issuer does not accept that it is in default under the Notes, the Issuer is presently engaged in advanced negotiations to secure the appropriate financing to pay out the Indebtedness to Luxor, and anticipates receiving a term sheet in respect of such financing shortly, with a view to completing such financing prior to August 5, 2013.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding arranging a financing to repay the Indebtedness, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, the uncertainty of any legal proceedings that may occur involving the Indebtedness and Luxor, the ability of the Issuer to complete the necessary financing to repay the Indebtedness as proposed, and other risks and uncertainties disclosed in the Issuer's 2013 Annual Information Form filed with certain securities commissions in Canada and the Issuer's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Henk van Alphen, President & CEO
Business Telephone No.: (604) 408-7488

Item 9.	Date of Report

August 2, 2013